4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02033157

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 25 April 2002

By: M. Singleterry

Maria Singleterry
Authorised Signatory

Transco

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

TRANSCO PLC

NOTIFICATION OF CHANGES TO DIRECTORS' INTERESTS IN SHARES

LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN (AESOP)

Transco plc announces that the Trustees of the AESOP have today, 24 April 2002, allocated Lattice Group plc ordinary shares of 10p each to those Directors who participated in the second accumulation period of the Partnership Shares element of the AESOP.

In accordance with the Rules of the Plan, shares were allocated at a purchase price of 152.83p per share, this price being the lower of the Market Value of the Shares at the beginning of the accumulation period (2 October 2001) and the Market Value of the Shares on the allocation date.

Shares must be held in trust for a minimum of five years to be fully tax free, unless the participant leaves for any of the special reasons defined in the Rules.

Details of the purchases for those Directors participating in AESOP Partnership Shares are as follows:

Name	Beneficial Holding as at 23 April 2002	AESOP Partnership Shares purchased	Revised Beneficial Shareholding
David Rees	8,913	491	9,404
Rob Verrion	96,952	491	97,443
Tony Wray	30,573	491	31,064
John Wybrew	164,489	491	164,980

Following today's allocations to participants, 18,467,281 Lattice Group ordinary shares remain unallocated in the AESOP trust. The Directors, as with other employees, continue to have a potential interest in these shares, being beneficiaries of the Trust.

24 April 2002